UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:		Date examination completed:

	811-07567						September 30, 2010


2.   State identification Number:

     AL             AK             AZ             AR             CA        CO
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     CT             DE             DC             FL             GA        HI
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     ID             IL             IN             IA             KS        KY
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     LA             ME             MD             MA  None       MI        MN
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     MS             MO             MT             NE             NV        NH
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     NJ             NM             NY             NC             ND        OH
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     OK             OR             PA             RI             SC        SD
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     TN             TX             UT             VT             VA        WA
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     WV             WI             WY             PUERTO RICO
     --------------------------------------------------------------------------
     Other (specify):


3.   Exact name of investment company as specified in registration statement:

	State Street Navigator Securities Lending Trust

4. Address of principal executive office (number, street, city, state, Zip code):
	One Lincoln Street, Boston, MA 02111


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of State Street Navigator Securities Lending Prime Portfolio and PSF Portfolio (the Funds), series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2010, and from August 31, 2010 through September 30, 2010.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2010, and from August 31, 2010 through September 30, 2010, with respect to securities reflected in the investment account of the Funds.


State Street Navigator Securities Lending Trust




By:/s/Jim Ross
President

Date
4/5/11


By:/s/Mark Hansen
Vice President

Date
4/1/11


Report of Independent Registered Public Accounting Firm

To the Trustees of State Street Navigator Securities Lending Trust

We have examined managements assertion, included in the accompanying
Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that State Street Navigator Securities
Lending Prime Portfolio (the Company), a portfolio of State Street Navigator Securities Lending Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2010. Management is responsible for the Companys compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Companys compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Companys compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2010, and with respect to agreement of security purchases and sales, for the period from August 31, 2010 (the date of our last examination), through September 30, 2010:

- For securities which were held by the Company at September 30, 2010, we read the reconciliations of the State Street Bank and Trust Company (Custodian) investment positions to the positions held for the Custodians account at an omnibus level at the Depository Trust Company observing no unresolved differences. We also independently confirmed each of these positions at an omnibus level;

- Confirmation of all domestic and foreign time deposits at September 30, 2010 with counterparty brokers and banks;

- Agreed the Custodians Eurodollar certificates of deposit positions in aggregate at September 30, 2010 to the position held in an omnibus account and independently confirmed the positions in the omnibus account with the Funds sub-custodian, Deutsche Bank, London Branch;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral; and

- Agreement of twenty five security purchases and twenty five security sales or maturities since our last report from the books and records of the Company to bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companys compliance with specified requirements.

In our opinion, managements assertion that State Street Navigator Securities Lending Prime Portfolio complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of
September 30, 2010 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/PricewaterhouseCoopers LLP
April 1, 2011